
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 1, 2009

<u>via U.S. mail and facsimile</u>

Melissa Lopez, CEO
Vortec Electronics, Inc.
No. 16D, Jalan 6/5 Taman Komersial
Pandan Indah, Malaysia

> **RE:** **Vortec Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed July 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **File No. 333-143975**

Dear Ms. Lopez:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A(T). Controls and Procedures, page 16

1. Please revise your disclosure to clarify that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(T)(a)(1) of Regulation S-K for guidance.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

2. Please request Maddox Ungar Silberstein, PLLC to provide you with a report that includes an opinion on the presentation of the results of operations and cash flows for the cumulative period, March 27, 2007 (date of inception) to April 30, 2009, in accordance with U.S. generally accepted accounting principles in addition to the years ended April 30, 2009, and April 30, 2008. Please amend your fiscal year 2009 Form 10-K to provide this report. In the amended Form 10-K, please include an explanation for filing the amended Form 10-K and updated certifications. Refer to Rule 2-02(c) of Regulation S-X for guidance.

<u>Exhibits 31.1 and 31.2</u>

3. Please ensure the language included in your certifications required under Section 302 of the Sarbanes-Oxley Act conforms to the language per Release No. 33-8238 and Item 601(b)(31) of Regulation S-K. Specifically, please include the parenthetical "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4.d.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief

cc: Scott P. Doney
        Associate
        Cane Clark LLP
        3273 E Warm Springs Road
        Las Vegas, NV 89120
        702-944-7100 (fax)